Exhibit 99.1

TD Bank to Issue Preferred Shares

May 29, 2008 - TORONTO - The Toronto-Dominion Bank (“TD”) today announced that it has entered into an agreement with a group of underwriters led by TD Securities Inc. for an issue of 8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S (the “Series S Shares”), carrying a face value of $25.00 per share, to raise gross proceeds of $200 million.  TD intends to file in Canada a prospectus supplement to its January 11, 2007 base shelf prospectus in respect of this issue.

TD has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series S Shares.  This option is exercisable in whole or in part by the underwriters at any time up to two business days prior to closing.  The maximum gross proceeds raised under the offering will be $250 million should this option be exercised in full.

The Series S Shares will yield 5.00% per cent annually, payable quarterly, as and when declared by the Board of Directors of the TD, for the initial period ending July 31, 2013.  Thereafter, the dividend rate will reset every five years at a level of 160 basis points over the then five-year Government of Canada bond yield.

Holders of the Series S Shares will have the right to convert their shares into Non-cumulative Floating Rate Preferred Shares, Series T (the “Series T Shares”), subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter.  Holders of the Series T Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TD, equal to the three-month Government of Canada Treasury Bill yield plus 160 basis points.

The issue qualifies as Tier 1 capital for TD and the expected closing date is June 11, 2008.

The Series S Shares and Series T Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$503.6 billion in assets as of April 30, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”, as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Associate Vice President, Capital Finance, (416) 308-7309.